

June 9, 2009

Mr. W. King Grant
Executive Vice President and CFO
Gasco Energy, Inc.
8 Inverness Drive East, Suite 100
Englewood, CO 80112

> **Re: Gasco Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 4, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 4, 2009**
> **File No. 1-32369**

Dear Mr. Grant:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Principal Products or Services and Markets, page 1

1.   We note that the percentage of oil and gas revenues attributable to ConocoPhillips and Anadarko was 68% and 21%, respectively. Please file any material contracts with these customers as exhibits.

Definitive Proxy Statement on Schedule 14A filed April 9, 2009

2.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Annual Cash Bonus Awards, page 18

3.   We note that in determining the annual cash bonus awards the compensation committee focuses on earnings, the return on shareholders' equity, the growth in proved oil and gas reserves and the successful completion of specific projects. Please tell us whether you used quantitative targets to determine your named executive officers' incentive compensation. If so, disclose the actual quantitative targets used to determine such compensation. To the extent you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels. Please see Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations.

Grants of Plan Based Awards, page 22

4.   We note your statement in footnote one to the grants of plan based awards table that the exercise price of the option awards is equal to or below the closing market price per share on the grant date. To the extent that such exercise price was less than the closing market price on the grant date, please provide a separate, adjoining column showing the closing market price on the grant date. See Item 402(d)(2)(vii) of Regulation S-K.

Equity Compensation Plans, page 27

5.   We note that the heading to the fourth column of the table refers to the number of securities remaining available for future issuance (excluding securities reflected in column). Please specify what securities are excluded from this column.

Financial Statements, page 61

Notes to Consolidated Financial Statements, page 69

Note 4 – Oil and Gas Property, page 85

6.   With regard to the costs of unproved properties not being amortized, disclose the current status of the significant properties involved, including the anticipated timing of the inclusion of the costs in the amortization computation. See Rule 4-10(c)(7)(ii) of Regulation S-X.

Note 18 – Legal Proceedings, page 100

7.   We note the disclosure indicating that Riverbend believes that any civil penalty that may be assessed in connection with a resolution of the air emission matter will not materially affect your financial position. Disclose the company's beliefs with regard to the potential impact of this matter, including the potential impact on your results of operations and liquidity. Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material. See SAB Topic 5:Y, Question 2.

Note 19 – Supplemental Oil and Gas Reserve Information, page 109

8.   We note the disclosure indicating that used a price of $15.33 per barrel of oil to determine your reserves as of December 31, 2008. Explain to us, in reasonable detail, how this price was determined.

9.   We note that your calculations of the standardized measure as of the years ended December 31, 2008 and 2006 do not include deductions for future income tax expenses. Explain to us your basis for this calculation. As part of your response, explain how your calculation complies with the requirements of SFAS 69, par. 30(c). In this regard, note that future income tax expenses are computed by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pretax net cash flows relating to the enterprise's proved oil and gas reserves, less the tax basis of the properties involved. The future income tax expenses shall give effect to tax deductions and tax credits and allowances relating to the enterprise's proved oil and gas reserves.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 or Brad Skinner, Assistant Senior Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director